SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of: January 14, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓

Form 40-F  ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___

No  ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's Audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended August 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corp.

(Registrant)

Date: January 14, 2005

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

Consolidated Financial Statements (Expressed in Canadian dollars) TAN RANGE EXPLORATION CORPORATION (An Exploration Stage Company) Years ended August 31, 2004 and 2003

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426777 Dunsmuir Street	Internet	www.kpmg.ca
VancouverBCV7Y 1K3
Canada

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Tan Range Exploration Corporation as at August 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Vancouver, Canada

November 9, 2004, except as to note 9(d)
which is as of November 23, 2004

KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

TAN RANGE EXPLORATION CORPORATION
(An Exploration Stage Company)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

August 31, 2004 and 2003
	2004	2003

Assets

Current assets:
Cash and cash equivalents	$1,067,448	$1,550,072
Short-term investments	415,201	926,192
Accounts and other receivables (note 7)	61,035	44,288
Prepaid expenses	521,889	31,360
	2,065,573	2,551,912

Mineral properties and deferred exploration costs (note 3)	19,853,296	18,672,446

Equipment and leasehold improvements (note 4)	173,504	200,207
	$22,092,373	$21,424,565

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$146,672	$459,000

Future income taxes (note 5)	647,565	647,565

Shareholders’ equity:
Share capital (note 6)	42,145,471	39,423,971
Share subscriptions received (note 6(b))	-	125,000
Deficit	(20,847,335)	(19,230,971)
	21,298,136	20,318,000
	$22,092,373	$21,424,565

Nature of operations (note 1)

Commitments (note 8)

Subsequent events (note 9)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“James E. Sinclair”	Director	“Rosalind Morrow”	Director

“Victoria Luis”	Director

TAN RANGE EXPLORATION CORPORATION
(An Exploration Stage Company)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003
	2004	2003

Expenses:
Amortization	$54,643	$63,509
Annual general meeting	21,894	11,889
Capital tax	(46,052)	125,477
Consulting and management fees	140,099	170,468
Insurance	65,744	48,735
Memberships, courses and publications	6,551	14,628
Office and administration	82,643	110,123
Office rentals	103,134	142,148
Press releases	23,642	16,638
Printing and mailing	19,266	9,261
Professional fees	201,167	309,556
Promotions and shareholder relations	8,408	92,876
Salaries and benefits	604,368	637,327
Sustainable development	-	18,879
Telephone and fax	29,592	42,189
Training	14,433	-
Transfer agent and listing	68,895	85,432
Travel and accommodation	40,284	78,906
	1,438,711	1,978,041

Other earnings (expenses):
Foreign exchange	48,630	(104,989)
Interest, net	30,626	75,876
Loss on sale of asset	(12,692)	-
Gain on sale of short-term investment	10,774	(36,102)
Property investigation costs	(254,991)	(380,086)
Write-off of mineral properties and deferred exploration costs (note 3)	-	(1,031,436)
	(177,653)	(1,476,737)

Loss before income taxes	(1,616,364)	(3,454,778)

Future income tax recovery	-	440,000

Loss for the year	(1,616,364)	(3,014,778)

Deficit, beginning of year	(19,230,971)	(16,216,193)

Deficit, end of year	$(20,847,335)	$(19,230,971)

Basic and diluted loss per share	$(0.02)	$(0.04)

Weighted average number of shares outstanding (note 2(i))	81,056,126	78,839,344

See accompanying notes to consolidated financial statements.

TAN RANGE EXPLORATION CORPORATION
(An Exploration Stage Company)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003
	2004	2003

Cash provided by (used in):

Operations:
Loss for the year	$(1,616,364)	$(3,014,778)
Items not affecting cash:
Amortization	54,643	63,509
Loss on sale of asset	12,692	-
Gain on sale of short-term investments	(10,744)
Write-off of mineral properties and deferred exploration costs	-	1,031,436
Future income tax recovery	-	(440,000)
	(1,559,773)	(2,323,731)
Changes in non-cash working capital
Accounts receivable and other receivables	(16,747)	12,579
Prepaid expenses	(490,529)	24,901
Accounts payable and accrued liabilities	(312,328)	240,018
	(2,379,377)	(2,046,233)

Investments:
Mineral properties and deferred exploration costs - net of option payments received	(1,180,850)	(1,151,327)
Equipment and leasehold improvement additions	(40,660)	(44,611)
Short-term investments	521,763	(962,294)
	(699,747)	(2,158,232)

Financing:
Share capital issued - net of issuance costs	2,596,500	3,602,265
Share subscriptions received	-	125,000
	2,596,500	3,727,265

Increase (decrease) in cash and cash equivalents	(482,624)	(477,200)

Cash and cash equivalents, beginning of year	1,550,072	2,027,272

Cash and cash equivalents, end of year	$1,067,448	$1,550,072

Supplementary information:
Interest received, net	$50,382	$47,428

See accompanying notes to consolidated financial statements.

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

1.

Nature of operations:

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. Consequently, the Company considers itself to be an exploration stage company. At August 31, 2004, the Company has funding commitments (note 3) which exceed funds on hand. The continuing operations of the Company and the recoverability of the amounts shown for mineral properties and related deferred costs are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, entering into agreements with others to explore and develop the mineral properties, and upon future profitable production or proceeds from disposition of the mineral properties. The amounts shown as mineral properties and deferred exploration expenditures represent net costs incurred to date, being less amounts recovered from third parties and/or written off, and do not necessarily represent present or future values.

These financial statements have been prepared on the going concern basis which assumes that assets will be realized and liabilities settled in the normal course. These financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these financial statements, then adjustments could be necessary to the carrying value of assets and liabilities and such adjustments could be material.

2.

Significant accounting policies:

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

(a)

Principles of consolidation:

These consolidated financial statements include the accounts of Tan Range Exploration Corporation and its subsidiaries. All intercompany amounts are eliminated on consolidation.

(b)

Translation of foreign currencies:

The measurement currency of the Company in these consolidated financial statements is the Canadian dollar. The Company’s subsidiaries are considered integrated foreign subsidiaries and their accounts are translated using the temporal method. Under this method, monetary assets and liabilities are translated at the prevailing year-end exchange rates. on-monetary assets are translated at historical exchange rates. Revenue and expense items are translated at the average rate of exchange for the year except for those arising from non-monetary assets which are translated at the historical exchange rate. Translation gains and losses are included in the statements of operations and deficit.

(c)

Cash and cash equivalents:

Cash and cash equivalents consist of cash on deposit with banks or highly liquid short-term interest-bearing securities with maturities at purchase dates of three months or less.

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

2.

Significant accounting policies (continued):

(d)

Short-term investments:

Interest-bearing securities having a term in excess of three months but less than one year are classified as short-term investments. Short-term investments are stated at the lower of cost and market value.

(e)

Mineral properties and deferred exploration costs:

The Company holds various positions in mineral property interests, including prospecting licenses, reconnaissance licenses, and options to acquire mining licenses or leases. All of these positions are classified as mineral properties for financial statement purposes.

Acquisition costs and exploration costs, including option payments, relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned, sold or to be sold or management determines that the mineral property is not economically viable, at which time the unrecoverable deferred costs are written off. Option payments arising on the acquisition of mineral property interests are exercisable at the discretion of the Company and, accordingly, are only recognized as paid.

Amounts recovered from third parties to earn an interest in the Company’s mineral properties are applied as a reduction of the mineral property and deferred exploration costs.

Overhead costs directly related to exploration are allocated to the mineral properties explored during the year and are deferred and are to be amortized using the same method applied to property-specific exploration costs. All other overhead and administration costs are expensed in the year they are incurred.

Under CICA Handbook Section 3061, “Property, Plant and Equipment”, for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. Emerging Issue Committee Abstract 126, “Accounting by Mining Enterprises for Exploration Costs”, (“EIC-126”) states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment.EIC-126 also sets forth the EIC’s consensus that a mining enterprise in the development stage is not required to consider the conditions in Accounting Guideline No. 11 “Enterprises in the Development Stage” (“AcG 11”) regarding impairment in determining whether exploration costs may be initially capitalized. With respect to impairment of capitalized exploration costs, EIC-126 sets forth the EIC’s consensus that a mining enterprise in the development stage that has not established mineral reserves objectively, and, therefore, does not have a basis for preparing a projection of the estimated cash flow from the property, is not obliged to conclude that capitalized costs have been impaired. However, such an enterprise should consider the conditions set forth in AcG 11 and CICA Handbook Section 3061 in determining whether a

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

subsequent write-down of capitalized exploration costs related to mining properties is required.

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

2.

Significant accounting policies (continued):

(e)

Mineral properties and deferred exploration costs (continued):

The Company considers that its exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. Furthermore, pursuant to EIC-126, deferred exploration costs would not automatically be subject to regular assessment of recoverability, unless conditions, such as those discussed in AcG 11, exist.

The Company follows these recommendations and therefore the unproven mineral property claim costs are initially capitalized. Such assets are tested for impairment in accordance with the provisions of the CICA Handbook Section 3063, “Impairment of Long-Lived Assets”.

(f)

Equipment and leasehold improvements:

Equipment and leasehold improvements, other than mineral properties and deferred exploration and development costs, are recorded at cost and amortization is provided for on a declining balance basis using the following rates:

Assets	Rate

Machinery and equipment	20% to 30%
Automotive	30%
Computer equipment	30%
Leasehold improvements	20%

(g)

Stock-based compensation:

Effective September 1, 2002, the Company adopted the new standards of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new standards have been applied prospectively. All stock-based compensation will be determined based on the fair value method and expensed over the vesting period.

As the Company did not grant any stock options or had no other stock-based payments during the years ended August 31, 2004 and 2003, the new accounting standards have had no effect on the financial statements. Consideration paid on the exercise of stock options is credited to share capital.

(h)

Income taxes:

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and are measured using the enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to reverse. Future tax benefits, such as non-capital loss carry forwards, are recognized if realization of such benefits is considered more likely than not.

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

2.

Significant accounting policies (continued):

(i)

Loss per share:

Loss per share has been calculated using the weighted average number of common shares issued and outstanding. Shares held in escrow subject to performance conditions for release are considered contingently issuable shares and are excluded from the weighted average number of shares used in calculating loss per share. Outstanding stock options, special warrants and share purchase warrants that could potentially dilute basic loss per share have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

(j)

Financial instruments:

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, accounts and other receivables and accounts payable and accrued liabilities. The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

(k)

Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Areas requiring the use of estimates and measurement uncertainties include the valuation and impairment of value of mineral properties and deferred exploration costs and the determination of future income taxes. Actual results may differ from management’s estimates.

(l)

Segmented information:

The Company’s principal operations are located in Tanzania. The Company conducts its business in a single operating segment being the investment in and exploration of mineral properties. Substantially all mineral properties (note 3) and equipment and leasehold improvements are situated in Tanzania (note 4).

3.

Mineral properties and deferred exploration costs:

The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries. All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance license, the Company is required to carry out a minimum amount of exploration work before a mining license can be granted for further development. A prospecting license is issued for a period of up to three years and renewable two times for a period up to two years each. At each renewal at least 50% of the area is relinquished. A reconnaissance license is issued for one year and renewed for a period not exceeding a year. All prospecting licenses are granted subject to an annual rental fee of not more than U.S. $30 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

employment and training of Tanzanians. In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

3.

Mineral properties and deferred exploration costs (continued):

The continuity of expenditures on mineral properties is as follows:

	Itetemia Project (a)	Luhala Project (b)	Kigosi (c)	Lunguya (d)	Kanagele (e)	Tulawaka (f)	Ushirombo (g)	Mbogwe (h)	Biharamulu (i)	Other (j)	Total
Balance, August 31, 2001	$6,762,014	$1,949,444	$-	$-	$-	$311,456	$-	$-	$-	$44,822	$6,853,957
Exploration expenditures:
Camp, field supplies and travel	31,826	8,647	-	5,497	-	-	-	-	-	698	46,668
Exploration and field overhead	155,871	198,784	9,144	140,702	-	-	1,258	18,191	-	9,612	533,562
Geological consulting and field wages	70,900	73,104	-	-	-	-	-	-	-	-	144,004
Geophysical and geochemical	30,342	137,157	532	8,572	5,504	-	-	2,287	3,173	20,556	208,123
Property acquisition costs	82,583	57,125	1,062,840	1,945,732	780,061	1,111,747	1,328,744	976,320	676,696	275,957	8,297,805
Parts and equipment	5,542	150	-	-	-	-	-	-	-	-	5,692
Trenching and drilling	149,122	73,882	-	77,265	-	-	-	-	-	317	300,586
	526,186	548,849	1,072,516	2,177,768	785,565	1,111,747	1,330,002	996,798	679,869	307,140	9,536,440
	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,427,355	1,330,002	996,798	679,869	355,203	18,611,569
Write-offs	-	-	-	-	-	(2,810)	-	(12,608)	-	(43,596)	(59,014)
Balance, August 31, 2002	7,288,200	2,498,293	1,072,516	2,177,768	785,565	1,424,545	1,330,002	984,190	679,869	311,607	18,552,555
Exploration expenditures:
Camp, field supplies and travel	2,512	3,747	1,223	15,687	218	42	24,275	2,770	1,659	6,172	58,305
Exploration and field overhead	(143)	33,543	6,240	182,437	52,319	185,825	66,311	36,418	17,743	149,041	729,734
Geological consulting and field wages	22	314	6,510	47,786	1,234	-	5,376	130	278	397	62,047
Geophysical and geochemical	13,910	2,814	3,298	80,985	8,465	-	24,619	16,421	1,896	34,623	187,031
Property acquisition costs	-	40,519	36,183	-	6,900	-	-	-	12,501	57,850	153,953
Parts and equipment	-	-	-	1,454	-	-	1,875	-	-	2,937	6,266
Trenching and drilling	-	-	-	122,563	-	-	-	16,393	-	-	138,956
Option payments received	(11,410)	-	-	-	-	(56,974)	(44,419)	(11,410)	(60,752)	-	(184,965)
Reclassifications	-	-	371,411	-	-	4,270	(371,411)	-	-	(4,270)	-
	4,891	80,937	424,865	450,912	69,136	133,163	(293,374)	60,722	(26,675)	246,750	1,151,327
	7,293,091	2,579,230	1,497,381	2,628,680	854,701	1,557,708	1,036,628	1,044,912	653,194	558,357	19,703,882
Write-offs	(729,309)	-	-	(35,342)	-	-	(106,386)	-	(10,744)	(149,655)	(1,031,436)
Balance, August 31, 2003	6,563,782	2,579,230	1,497,381	2,593,338	854,701	1,557,708	930,242	1,044,912	642,450	408,702	18,672,446
Exploration expenditures:
Camp, field supplies and travel	-	13,967	-	5,528	3,406	-	1,098	-	2,259	21,386	47,644
Exploration and field overhead	-	168,588	39,175	129,371	101,526	56,643	52,614	41,485	28,182	348,888	985,189
Geological consulting and field wages	18,717	1,274	-	-	-	-	-	-	-	(21,113)	(19,839)
Geophysical and geochemical	-	4,813	3,986	60,625	73,524	2,598	16,065	2,288	5,244	91,976	261,119
Property acquisition costs	-	50,546	-	-	21,706	-	-	-	274	164,833	237,359
Parts and equipment	-	108	-	-	-	-	-	-	-	109	217
Trenching and drilling	-	1,095	-	-	-	-	-	-	-	-	1,095
Option payments received	(17,496)	-	(58,811)	-	-	(88,926)	(123,275)	(17,496)	(25,930)	-	(331,934)
Reclassifications	-	-	286,762	-	-	-	(286,762)	-	-	-	-
	1,221	240,391	271,112	195,524	200,162	(29,685)	(340,260)	26,277	10,029	606,079	1,180,850
Balance, August 31, 2004	$6,565,003	$2,819,621	$1,768,493	$2,788,862	$1,054,863	$1,528,023	$589,982	$1,071,189	$652,479	$1,014,781	$19,853,296

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

3.

Mineral properties and deferred exploration costs (continued):

The Company has assessed the carrying value of mineral properties and deferred exploration costs as at August 31, 2004.

(a)

Itetemia Project:

The Itetemia property consists of nine contiguous prospecting licenses (2003 - six prospecting licenses). Collectively, the Company refers to these concessions as the Itetemia Project.

One prospecting license is subject to a 3% net smelter royalty.

The Company acquired a 90% interest in another of the prospecting licenses through an agreement with the State Mining Corporation (“Stamico”) dated July 18, 1994.Stamico retains a 2% royalty interest as well as a right to earn back an additional 20% interest in the prospecting license by meeting 20% of the costs required to place the property into production. The Company retains the right to purchase one-half of Stamico’s 2% royalty interest in exchange for US$1,000,000.

On December 6, 1999, Barrick Gold Corporation (Barrick) closed an agreement with the Company granting Barrick the exclusive option to earn an undivided 60% interest in the Itetemia Project. To exercise its option, Barrick must make a positive production decision with respect to the Itetemia Project which contemplates a rate of production of not less than 100,000 ounces per annum by April 30, 2005.In addition, Barrick must finance the entire project, with the Company to repay its portion of the costs from its share of the net proceeds of production. Once a production decision is taken by Barrick, if the property is not in production on a stand-alone basis within 18 months, or within 12 months on a custom-milling basis, Barrick must make penalty payments to the Company as follows:

Year one	US$	500,000
Year two		750,000
Year three		1,000,000
Year four and subsequent years		1,200,000

Payments due after year five will be adjusted for inflation based on the Canadian Consumer Price Index.

In addition to the above, upon exercise of its option, Barrick will assume the Company’s right to purchase Stamico’s 10% interest in the prospecting license acquired from Stamico. Should this occur, Barrick has agreed to pay the Company’s portion of all production royalties payable from the Itetemia concession to the Tanzanian government.

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

3.

Mineral properties and deferred exploration costs (continued):

(b)

Luhala Project:

The Luhala property consists of five contiguous prospecting licenses. Collectively, the Company refers to these concessions as the Luhala Project.

During the years ended August 31, 2001 and 2000, the Company entered into option agreements to acquire three additional licenses, named Shilalo, Ngobo and Sima. For Ngobo, the Company must make payments totaling US$120,000 over six years (US$66,000 paid to date) and for Sima, payments totaling US$84,000 over six years (US$50,000 paid to date) in order to maintain the options. The vendor in each case retains a 2% net smelter return royalty, of which the Company may buy back, in each case, one-half (i.e., 1%) for US$1,000,000.

For the Shilalo license, the vendor retains a 2% net smelter return royalty, of which the Company may buy back one-half (i.e., 1%) for US$250,000.

(c)

Kigosi:

The Kigosi property consists of nine prospecting licenses. During the year ended August 31, 2003, the Company reclassified five licenses from the Ushirombo and Ushirombo West with deferred costs of $371,411 (note 3(g)) to the Kigosi property. The Company has a 100% interest in one of the licenses and, through prospecting and mining option agreements entered into in the 2003 fiscal year, has options to acquire between 51% to 90% interests in the other eight licenses. The Company must make payments totaling US$162,000 over eight years (US$22,000 paid to date) and is required to fund all costs of exploration of the properties in order to maintain the options.

On July 21, 2003, the Company entered into an agreement with Ashanti Goldfields (Cayman) Limited (“Ashanti”), granting Ashanti the option to acquire the total rights, titles and interests of the Company in the nine prospecting licenses in the Kigosi area, save and except for a royalty varying between 0.5% to 2% of net smelter returns, depending on the market price of gold, to be paid by Ashanti to the license owners. To maintain and exercise the option, Ashanti must expend US$300,000 within the first year and US$800,000 within the second year of closing the agreement, complete various diamond drilling requirements and complete a bankable feasibility report within five years of the closing of the agreement.

Ashanti must also make the following payments to the Company (nil paid to date):

Year one	US$	200,000
Year two		150,000
Year three		180,000
Year four		260,000
Year five		340,000

In addition, Ashanti must make payments to the Company of US$25,000 for each license in excess of three held 24 months subsequent to the closing of the agreement and US$25,000 for each license held in excess of two in subsequent years.

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

3.

Mineral properties and deferred exploration costs (continued):

(c)

Kigosi (continued):

Should Ashanti complete a bankable feasibility report and make a positive production decision before the fifth anniversary date of the closing of the agreement, then the above payments and drilling by Ashanti shall no longer be required.

(d)

Lunguya:

The Lunguya property consists of six prospecting licenses (2003 - six prospecting licenses). Through prospecting and mining option agreements the Company has options to acquire interests ranging from 60% to 75% in the six licenses. To maintain the options, the Company is required to make certain expenditure requirements and fund all exploration costs of the properties.

(e)

Kanagele:

The Kanagele property consists of six prospecting licenses. In 2002, the Company entered into an option agreement requiring payments totaling US$72,000 over eight years (US$15,000 paid to date) in exchange for a 90% interest in one prospecting license and an option to purchase the remaining 10% upon production decision. In 2004, the Company entered into an option agreement for one prospecting license requiring payments of US$145,000 (US$10,000 paid to date) over nine years and another option agreement for one prospecting license requiring payments of US$90,000 over five years (none paid to date). The Company has options to acquire a 65% interest in the other three licenses acquired through prospecting and option agreements. The Company is required to fund all exploration costs of the properties.

(f)

Tulawaka:

The Tulawaka property consists of eight prospecting licenses (2003 - eight prospecting licenses). Four of the licenses are held by the Company and through prospecting and option agreements has options to acquire interests ranging from 65% to 90% in the other four licenses. Four licenses are subject to an option agreement with Northern Mining Explorations Ltd. (“Northern”) (note 3(l)).

During the year ended August 31, 2003, the Company entered into a prospecting mining option agreement to acquire a 90% interest in a prospecting license. The Company must make payments of US$117,000 over nine years, (US$19,000 paid to date) and is required to fund all exploration costs of property to maintain its option.

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

3.

Mineral properties and deferred exploration costs (continued):

(g)

Ushirombo and Ushirombo West:

The Ushirombo and Ushirombo West properties consist of twelve prospecting licenses (2003 - eight prospecting licenses). The Company holds 100% interest in two of these licenses and through prospecting and option agreements has options to acquire interests ranging from 65% to 80% in the other six licenses. The Company is required to fund all exploration costs of the properties. Two licenses are subject to the option agreement with BEAL (note 3(k)) and one license is subject to the option agreement with Northern (note 3(l)).

(h)

Mbogwe:

The Mbogwe property consists of seven licenses. The Company, through prospecting and option agreements, has options to acquire interests ranging from 51% to 80% in these licenses. The Company is required to fund all exploration costs of the properties. One of the licenses is subject to the option agreement with BEAL (note 3(k)).

(i)

Biharamulu:

The Biharamulu property consists of six prospecting licenses. The Company has a 100% interest in two of these licenses and through prospecting and option agreements has options to acquire interests ranging from 51% to 65% in the other four licenses. The Company is required to fund all exploration costs of the properties. Four of the licenses are subject to the option agreement with Northern (note 3(l)).

(j)

Other:

The twenty-two other properties consist of several prospecting licenses. The Company has options to acquire interests in these properties ranging from 51% to 100%.To maintain these licenses, the Company must make the following future payments to maintain its options:

2005	$159,000
2006	164,000
2007	184,000
2008	204,000
2009	204,000
Thereafter	757,000
$1,672,000

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

3.

Mineral properties and deferred exploration costs (continued):

(k)

Joint venture with Barrick Exploration Africa Ltd. (“BEAL”):

On December 14, 2001, including subsequent modifications, Barrick Exploration Africa Ltd. ("BEAL") closed an agreement with Tanzam 2000 granting BEAL the option to acquire the total rights, titles and interests of the Company in twelve prospecting licenses in different properties, herein called the BEAL project. In exchange for this option, BEAL was required to pay US$100.To maintain and exercise the option, BEAL was required to incur US$250,000 in exploration and development on the BEAL project within a year of closing the agreement (completed), and thereafter, BEAL must expend US$50,000 each year for each retained prospecting license. In addition, BEAL must make the following annual payments to the Company for each retained prospecting license:

December 2002	US$	10,000
December 2003		20,000
December 2004		30,000
December 2005 and subsequent years		40,000

Within thirty days after commercial production, BEAL must pay US$1,000,000 and an additional US$1,000,000 on each of the next two years. BEAL will also pay the owner of the license 1.5% of net smelter returns.

During the years ended August 31, 2002 and 2003, BEAL filed a notice of relinquishment for all rights, titles, and interests in eight prospecting licenses included in the option agreement.

As at August 31, 2004, of the four remaining prospecting licenses in the BEAL project, two are located in Ushirombo, one license is located in Mbogwe and one in Itetemia.

(l)

Option Agreement with Northern Mining Explorations Ltd. (“Northern”):

On January 20, 2003, and as amended on March 18, 2003, the Company entered into an agreement with Northern granting Northern the exclusive option to acquire the total rights, titles and interests of the Company in nine prospecting licenses. In exchange for this option, Northern was required to pay US$80,000.In addition, to maintain and exercise the option, Northern must make annual payments for each retained prospecting license, incur minimum exploration and development expenditures and certain drilling requirements, undertake all obligations of the Company in respect of the licenses and complete a feasibility study by December 31, 2008.Upon exercise of the option, the Company shall retain a net smelter return royalty fluctuating between 0.5% to 2% depending on the price of gold.

As at August 31, 2004, of the nine prospecting licenses optioned to Northern, four are located in Biharamulu, four are located in Tulawaka and one is located in Ushirombo.

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

4.

Equipment and leasehold improvements:

2004	Cost	Accumulated amortization	Net book value
Machinery and equipment	$88,386	$33,854	$54,532
Automotive	169,300	111,231	58,069
Computer equipment	101,471	44,262	57,209
Leasehold improvements	10,770	7,076	3,694
	$369,927	$196,423	$173,504

2003	Cost	Accumulated amortization	Net book value
Machinery and equipment	$256,294	$190,330	$65,964
Automotive	275,582	182,095	93,487
Computer equipment	113,929	78,349	35,580
Leasehold improvements	26,828	21,652	5,176
	$672,633	$472,426	$200,207

5.

Income taxes:

Income tax expense (recovery) for the year ended August 31, 2004 differs from that calculated by applying statutory rates for the following reasons:

	2004	2003
Expected combined Canadian federal and provincial income tax rate	35.6%	37.6%
Expected recovery of income taxes	$575,000	$1,299,000
Tanzanian tax rate differential	(38,000)	(68,000)
Substantively enacted change in Canadian tax rates	-	(51,000)
Non-deductible foreign exploration costs	(133,000)	(112,000)
Write-off of mineral properties	-	(254,000)
Other	53,000	(7,000)
Recognition of previously unrecognized tax pools	-	1,299,000
Change in valuation allowance	(457,000)	(1,666,000)
Income tax recovery	$-	$440,000

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

5.

Income taxes (continued):

The tax effects of significant temporary differences which would comprise tax assets and liabilities at August 31, 2004 and 2003 are as follows:

	2004	2003
Future income tax assets:
Equipment	$173,000	$136,000
Non-capital losses for tax purposes	3,911,000	3,358,000
Capital losses for tax purposes	45,000	45,000
Resource related deductions carried forward	1,130,000	1,263,000
	5,259,000	4,802,000

Valuation allowance	(5,259,000)	(4,802,000)

Net future income tax assets	$-	$-

Future income tax liabilities:
Mineral properties	$647,565	$647,565

Net future income tax liabilities	$647,565	$647,565

At August 31, 2004, the Company has approximately $7,279,000 of Canadian non-capital losses available for income tax purposes to reduce Canadian taxable income in future years that expire as follows:

2005	$2,266,000
2006	625,000
2007	602,000
2008	694,000
2009	733,000
2010	1,508,000
2011	851,000
$7,279,000

The Company has a capital loss carry forward of approximately $250,000 which is available indefinitely to reduce future capital gains for tax purposes.

In assessing the recoverability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible.

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

6.

Share capital:

(a)

Authorized:

91,000,000 common voting shares (2003 - 91,000,000; 2002 - unlimited number of common voting shares)

(b)

Issued common shares and warrants:

	Number of shares	Amount
Balance, August 31, 2001	50,760,978	$26,747,161
Stock options exercised	1,756,000	795,995
Issued on exercise of warrants	2,197,225	1,380,550
Issued on acquisition	20,000,000	7,000,000
Subscription receivable	-	(102,000)
Balance, August 31, 2002	74,714,203	35,821,706
Issued for cash	474,064	700,000
Collection of previous year’s subscription receivable	-	102,000
Stock options exercised	2,454,000	1,255,700
Issued on exercise of warrants	2,549,275	1,544,565
Balance, August 31, 2003	80,191,542	39,423,971
Issued for cash	1,477,050	2,250,000
Issued for share subscription previously received	65,445	125,000
Stock options exercised	730,000	346,500
Balance, August 31, 2004	82,464,037	$42,145,471

The Company had no share purchase warrants outstanding at August 31, 2004.A continuity of share purchase warrants for the year ending August 31, 2003 is as follows:

Balance, August 31, 2002	Exercised	Expired	Balance, August 31, 2003	Exercise price	Expiry date
150,000	150,000	-	-	$0.70	October 9, 2002
2,362,275	2,237,275	125,000	-	0.60	September 5, 2002
162,000	162,000	-	-	0.60	May 30, 2003
2,674,275	2,549,275	125,000	-

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

6.

Share capital (continued):

(b)

Issued common shares and warrants (continued):

On March 5, 2003, the Company completed a private placement subscription agreement with the Company’s chairman and CEO for the purchase of between $1,500,000 to $3,000,000 worth of common shares of the Company in 24 separate monthly closings. The purchase price of the common shares will be equal to the five day weighted average trading price for the last five consecutive trading days of each month immediately preceding the closing date. Each closing was to be between $62,500 to $125,000.As at August 31, 2004, the Company has issued in total 1,394,281 common shares and received $2,075,000 pursuant to this subscription agreement. During the year ended August 31, 2004, in addition to the monthly private placements, the chairman and CEO also subscribed for an additional 622,278 common shares at $1.607 per share, resulting in gross proceeds of $1,000,000 to the Company.

(c)

Stock options:

The Company has a stock option plan which is administered by the board of directors and options are granted at their discretion. The number of shares reserved, set aside and available for issue under the plan should not exceed 8,109,132 or such greater number of shares as may be determined by the board and approved, if required, by the shareholders of the Company and by any relevant stock exchange or regulatory authority. Options must expire no later than five years from the date such options are granted. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating directors, officers and employees of the Company and to closely align the personal interests of those directors, officers and employees with those of the shareholders. Stock option activity during the three years ended August 31, 2004 was as follows:

	Number of shares	Weighted average price
Outstanding, August 31, 2001	5,985,000	$0.53
Granted	885,000	0.80
Exercised	(1,756,000)	0.45
Cancelled	(1,030,000)	0.72
Outstanding, August 31, 2002	4,084,000	0.56
Exercised	(2,454,000)	0.51
Cancelled	(375,000)	0.79
Outstanding, August 31, 2003	1,255,000	0.59
Exercised	(730,000)	0.47
Outstanding, August 31,2004	525,000	0.76

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

6.

Share capital (continued):

(c)

Stock options:

At August 31, 2004, the following director and employee stock options were outstanding and exercisable:

Number of common shares	Exercise price	Expiry date
50,000	$0.50	January 19, 2005
15,000	0.51	August 7, 2006
400,000	0.79	May 3, 2007
10,000	0.96	May 23, 2007
50,000	0.83	June 20, 2007
525,000

(d)

Employee stock ownership plan:

On May 1, 2003, the Company established a non-leveraged employee stock ownership plan (“ESOP”) for all eligible employees, consultants, and directors. The Company matches 100 percent of participants’ contributions up to 5 percent of the participants’ salaries and 50 percent of participants’ contributions between 5 percent and 30 percent of the participants’ salaries. All contributions fully vest immediately. SOP compensation expense for the year ended August 31, 2004 was $47,897 and is included in salaries and benefits.

7.

Related party transactions:

In addition, to related party transactions disclosed elsewhere in these consolidated financial statements, during the year ended August 31, 2004 $22,435, (2003 - $178,894) was paid or payable by the Company to certain directors and a former director for consulting fees. Directors were paid $88,470 (2003 - $5,600) for director fees.

Accounts and other receivables include $21,000 (2003 – nil) receivable from an entity related to a director.

Accounts payable and accrued liabilities include $15,291 (2003 - $16,081) payable to certain directors and a former director for consulting fees.

TAN RANGE EXPLORATION CORPORATION

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

(Expressed in Canadian dollars)

Years ended August 31, 2004 and 2003

8.

Commitments:

The Company is committed to lease rental payments of $15,700 for the year ending August 31, 2005.In addition, the Company is committed to property payments to maintain options in certain prospecting and mining option agreements (note 3).

9.

Subsequent events:

(a)

From September 1, 2004 to November 9, 2004, the Company entered into 28 new prospecting licenses. Twelve of these represent renewals of past licenses. Three require option payments totaling US$207,700 over eight years ($8,700 paid to date), and the remaining were acquired from the government with no option payments.

(b)

Subsequent to August 31, 2004, the Company entered into a new royalty agreement with Northern (note 3(l)) whereby Northern will be entitled to earn 100% of the Company’s interest in three prospecting licenses in the Tulawaka area. Northern is required to make staged cash payments to the Company and incur certain exploration expenditures and complete drilling on a staged basis.  The Company retains a net smelter return royalty fluctuating between 0.5% and 2.0% depending on the price of gold.

(c)

Subsequent to August 31, 2004, the Company issued 319,518 common shares, to the chairman and CEO of the Company for cash proceeds of $375,000.

(d)

On November 23, 2004, the Company was informed that Barrick intends to return to the Company its rights in respect of the prospecting licenses covered by the Itetemia project (note 3(a)), and that BEAL intends to return its rights in respect of the two prospecting licenses in Ushirombo (note 3(k)).  The Company plans to continue exploring these properties.

Tan Range Exploration Corporation

Years ended August 31, 2004 and 2003

Management’s Discussion and Analysis

The Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) for Tan Range Exploration Corporation (the “Company”) should be read in conjunction with the audited Consolidated Financial Statements for the Years ended August 31, 2004 and 2003.

The financial information in the MD&A is derived from the Company’s Consolidated

Financial Statements which was prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts are expressed in Canadian dollars unless otherwise described. The effective date of this MD& A is December 14, 2004.

Business Overview:

Tan Range Exploration Inc. is a minerals exploration company with more than a decade of experience in the Lake Victoria Greenstone Belt (“LVGB”) of Tanzania. The Company acquires properties of merit either directly from the government or from license holders with whom it negotiates formal option agreements.

These agreements provide for the Company to become a majority interest holder in the licenses which is critical to its broader strategy of bringing industry partners on board and eventually deriving royalty income from the production of gold, diamonds and base metals.

After securing the licenses, the Company sets out to enhance their previously established exploration potential - in effect value-adding the properties and making them more attractive to joint venture partners. Agreements of this nature transfer the exploration risk to our industry partners while providing the Company with rental payments and work commitments on the licenses along with royalties should any of the properties achieve commercial production.

The Company’s ability to accomplish this task and generate third party interest in its holdings is best illustrated by the option agreements we have with two of the world’s largest mining companies: Barrick Gold and Ashanti Goldfields, and with Northern Mining Explorations/Minières du Nord (“MDN”), a technically-competent Montreal-based junior gold explorer.

MDN has a 30% interest in the Tulawaka gold project in Tanzania which is currently being developed for production by Pangea Goldfields, a wholly-owned subsidiary of Barrick Gold. It also has extensive holdings under option from Tan Range surrounding the Tulawaka gold project.

In selecting this particular business strategy, the Company seeks to avoid excessive dilution of shareholders’ equity that is generally associated with meeting the capital obligations of exploration and mine development as a fully participating partner.

As a royalty holder, however, the Company has a flexible revenue stream (cash or gold), immediate payments upon production, low overhead costs (because it is not involved in mining or mineral processing), royalty payments that are not affected by higher operating costs and inflation, and a direct interest in any exploration upside free of capital obligations.

While the royalty strategy is its preferred method of operation, the Company has not ruled out developing mineral properties for its own account should a suitable situation arise.

Land Acquisition Program

In the past year, the focus of the Company’s exploration activities has largely been on gold and diamonds. However, a land acquisition program initiated by the Company in 2003-04 has grown its exploration portfolio into a much more consolidated position that includes ground with base metals potential.

Employing a geological model for the high grade Kabanga nickel deposit in Tanzania, which is being brought into production by Barrick Gold and Falconbridge Ltd., several large tracts of land were acquired whose geological signatures support the possible discovery of commercially attractive concentrations of nickel mineralization.

Another important aspect of this acquisition program is the fact that the Company’s aggregate land position in the LVGB now has the critical mass to attract joint venture partners.

With the commodity sector likely entering a period of strong demand and potentially much higher prices, the Company’s diverse land portfolio is almost certain to become an appreciating asset as our exploration crews establish economic potential on our holdings employing traditional and non-traditional exploration methods.

At the present time, the Company holds 121 prospecting licenses in the LVGB, covering an area of approximately 8,000 square kilometres. That’s roughly a 50% increase from a year earlier when 78 licenses were held, representing approximately 4,800 square kilometres. Several more license applications have been submitted to the Tanzanian government and are currently working their way through the approval process.

Optimization of Land Position

Management’s primary thrust in the past year has been to optimize exploration work on the Company’s existing assets in the LVGB in order to facilitate the discovery of economically viable mineral deposits. In the past year, the Company has identified and prioritized gold and kimberlite targets based on the reinterpretation of in-house geophysical data and results from ground-based geological surveys which have been ongoing throughout the year.

Given the carrying costs associated with maintaining such a large land position, the Company relies on highly qualified and experienced geological and support staff to evaluate its holdings in a thorough and expeditious manner. Despite operating in a highly competitive job market, the Company has managed to attract a multi-disciplined group of industry professionals who are committed to achieving the Company’s objective of becoming a mineral royalty company.

Biogeochemistry

A key component in this optimization process is the deployment of biogeochemistry techniques in our field programs.

One of the major problems confronting mineral explorers in the LVGB - and for that matter in most other greenstone belts in the world - is the presence of deep overburden which frequently masks the existence of favorable host rocks for gold, diamonds and other mineral commodities.

Over the past year, the Company has expended considerable effort to identify an exploration tool that would help our in-house geoscientists identify mineral potential beneath heavy cover. After carefully reviewing a variety of options, management concluded that biogeochemistry was a cost-effective methodology for the preliminary evaluation of its mineral properties.

Protocols have been developed by the Company relating to the selection and analysis of sample materials and specially trained crews have been put into the field to gather samples for analysis.  In addition, a biogeochemistry laboratory has been established in Mwanza for the preparation of sample materials which are then sent to independent laboratories.

At the present time, the Company is examining the possibility of protecting its internally developed biogeochemical methodology via international laws governing intellectual property.

New Drill Rig

Given the high level of exploration activity in the LVGB, obtaining a drill contractor with the rig capacity to meet our needs in Tanzania has proved difficult, if not impossible. As a result, the Company elected to finance the construction and deployment of its own drilling rig to ensure that its exploration objectives could be pursued in a timely fashion

The combination RC (Reverse Circulation) and RAB (Rotary Air Blast) drill rig includes a reconditioned Samil 100 truck, coupled with an Ingersoll Rand high pressure air compressor and related accessories A similar truck fitted with a 3,000 litre water tank and a 3,000 litre diesel tank was also acquired to support drilling operations. This rig has the ability to drill large diameter holes quickly and accurately, while providing a large bulk sample of drill cuttings for laboratory analysis.

Significant Corporate Events

Subsequent to year-end, Barrick East Africa Ltd., a wholly owned subsidiary of Barrick Gold, notified the Company that it had elected to drop its option on the Itetemia and Katente mineral licenses which were subject to joint venture agreements between the two companies. In announcing its decision to drop the properties, Barrick sited the lack of metallurgical compatibility between the mineralization on these properties and the milling complex at its Bulyanhulu gold mine which is designed to treat gold-copper ores.

Based on work to date, the Company believes that Itetemia, which adjoins the Bulyanhulu mine, has strong potential to host an economic mineral deposit.

General Exploration Activities

The Company employs a variety of exploration techniques to evaluate areas that are considered to be prospective for mineral deposits. Drill augers are used to take shallow samples beneath mbuga soils, while termite mounds are frequently sampled to determine the presence of metallic and non-metallic minerals - sometimes from considerable depths. In many cases, samples are pre-concentrated in the field by gravity methods to reduce sample volumes.

Hundreds of samples were taken from various targets during the year, some of which returned significant gold and base metal values, along with diamond indicator minerals. Results from this work were entered into the Company's computerized database and follow-up work is planned to advance many of these targets in the coming year.

Exploration Highlights

Gold

  Luhala Project Area

The Company resumed drilling in 2004 on its Luhala gold property, approximately 70 kilometers south of Mwanza, Tanzania. This 100% owned property hosts a large gold mineralized system that was never fully evaluated in the past.

Drilling began in late summer with 14 RC drill holes testing a large surface gold-in-soil geochemical anomaly that was identified in earlier phases of exploration. In total, three individual target areas were tested at Luhala with several holes terminating in economically significant gold mineralization. The discovery has the geological signature of a stratabound, shear-hosted, gold deposit and exhibits good correlation between the higher grade zones identified to date.

Deeper testing of the various drill targets, including the holes that bottomed in gold mineralization, was precluded by the limited depth capacity and mechanical availability of the RC drill rig which was only able to drill efficiently to approximately 50 meters.

The shallow dipping nature of the discovery suggests that the gold-bearing oxide zone has considerable potential down dip and along strike, a hypothesis that will be tested in 2005 with the Company's new drill rig which will have better mechanical availability and greater depth capacity.

  Shinyanga Project Area

Six trench samples taken at a large regional soil anomaly in the Shinyanga Project Area returned an average value of 2.12 grams per tonne gold across a 1.53 metre true width. Biogeochemical sampling has been conducted over the mbuga (overburden) to the west to determine any lateral extension to this anomaly.

The geological model being employed for this area is a shear-hosted gold zone. Among the geological features that have provided encouragement thus far are fold features, the fact the gold is not confined to quartz veining, and the physical size of the anomaly.

  Kibara Project Area

Recently, field crews returned to the Nyakona hill area to re-check a gold/copper anomaly grab sample that averaged 13% copper and 6 grams gold per tonne. Another 12 samples were collected, the majority of which contained up to 40% malachite, an oxide mineral of copper. Samples have been submitted to ALS Chemex Lab for gold and multi-element analysis and results are pending.

Diamonds

During the year ended August 31, 2004, the Company signed an Option Agreement to acquire a 90% interest in prospecting licenses northwest of Mwadui (near the Williamson diamond mine) where two kimberlites, the primary source rocks for diamonds, were reported to be diamondiferous by the Tanzanian Land Registry.

After the pipes are field located and confirmed diamondiferous, ground magnetic surveys, indicator mineral sampling and analysis will be carried out to better understand the two kimberlites. Because kimberlites generally occur in clusters over a wide geographical area, large tracts of land are essential for evaluation purposes and our land acquisition program was designed to accommodate this requirement.

The Company has also established protocols for quality control, quality assurance and security for all its diamond-related exploration activities and initial results confirm the protocols are working effectively. Field work, including stream, auger and related sample techniques have returned diamond indicator minerals from several areas and these will be evaluated in the coming year.

New Royalty Agreements

Subsequent to August 31, 2004, the Company closed Royalty Agreements on three new prospecting licenses in the LVGB with MDN. Under these agreements, MDN can earn 100% of the Company’s underlying interest in the licenses, each of which is subject to agreements with third parties. In total, the three licenses comprise an area of approximately 70 square kilometres. They are part of a series of licenses that MDN holds under option from Tan Range around the Tulawaka gold project.

Over the five year period of the option agreement, MDN is required to make staged cash payments to the Company, incur at least US $75,000 in exploration expenditures on each license in the first two years, and complete 13,200 metres of diamond drilling on a staged basis on each license over the entire life of the agreement.

The Company retains the right to escalating net smelter royalties in commercial production from each license. These royalties are tied to the price of gold and range from 0.5% below $US250 per ounce to a maximum of 2% at $US380 per ounce. In addition, a 2% Gross Overriding Royalty is applicable to all diamond production from each of the licenses.

Overall Performance

The Company believes that the fundamentals for commodity prices are likely to remain strong for some time to come. This is particularly true for gold, which will benefit longer term from a depreciating US dollar, and also for base metals given the industrialization process taking place in Asian economies. The Company’s land acquisition program in the LVGB also gives it increased exposure to base metals - especially nickel - which is used in the manufacturing of stainless steel and is certain to benefit from continued demand from Asian manufacturers.

As of August 31, 2004 the Company had Current Assets of $2,065,573 as compared to $2,551,912 on August 31, 2003. Current Assets included a deposit of $482,069 which was advanced for the commissioning of a drill rig which upon completion will become a fixed asset.  Deferred Exploration Costs are $19,853,296 which includes $1,180,850 invested this year. The Company recovered $331,934 of exploration costs from our option partners in 2004 and $184,965 in 2003.

The Company has financed its operations and investments through the issuance of common shares in the amount of $2,596,000 in 2004 and $3,727,265 in 2003.

Outlook

Exploration expenditures are expected to remain at above average levels over the coming months as the Company resumes work on priority targets identified earlier this year. In addition, the significant growth in our land position in the LVGB will generate additional targets for evaluation using a variety of traditional and non-traditional exploration techniques. After confirming the exploration potential on these properties, it is the Company’s intention to deal them off to third parties under option agreements with royalty provisions.

The availability of a new RC/RAB drill will increase our ability to drill test targets in a cost effective and expeditious manner, while placing the Company in a highly competitive position versus its peers. The majority of this exploration work will be funded from private placements by James E. Sinclair, Chairman and CEO of the Company.

In addition to the high level of expenditures planned on wholly-owned properties, the

Company’s joint venture partners, Barrick Gold, Ashanti Goldfields and Northern Mining

Explorations, are allocating significant resources to projects that are subject to royalty agreements with Tan Range Exploration.

Selected Annual Information

	Aug 31, 2002	Aug 31, 2003	Aug 31, 2004
Total Revenues	$0	$0	$0
Net Loss for the period	$(1,343,958)	$(3,014,778)	$(1,616,364)
Basic and diluted loss per share	$(0.02)	$(0.04)	$(0.02)
Total assets	$20,912,060	$21,424,565	$22,092,373
Total Long Term Financial Liabilities	$0	$0	$0
Cash dividends declared per share	$0	$0	$0

Results of Operations

The operating loss in 2004 was $1,616,364 which is much lower than last year’s loss of $3,014,778. The major reason for the higher loss in 2003 was the write-off of deferred exploration costs of $1,031,436.  There has been no write-off of deferred exploration costs this year due to the identification of a biogeochemical protocol that has the capacity to detect mineral constituents beneath deep overburden. As a result, properties that were scheduled for write-off will be held in abeyance until they are reassessed using the new biogeochemical protocol.

The reduction in loss is also attributable to the reduction in professional fees which were $201,167 in 2004 and $309,556 in 2003.  Additionally, the cost expended to investigate new properties dropped from $380,086 in 2003 to $254,991 in 2004.

Summary of Quarterly Results (unaudited)

	2004 August	2003 August	2004 May	2003 May	2004 February	2003 February	2004 November	2003 November
Total Revenues	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	$(320,487)	$(1,484,551)	$(379,596)	$(727,367)	$(362,385)	$(349,908)	$(553,896)	$(452,952)
Basic and diluted loss per share	$0.004	$0.019	$0.005	$0.009	$0.004	$0.005	$0.01	$0.01

There are two primary reasons for fluctuations in quarterly operating results. If a property is deemed uneconomical it results in a write-off of the deferred exploration cost which can result in a large one time loss. This explains the variation experienced in the quarter ending August 2003.  Another cause for quarterly fluctuations is the amount of new property investigations in a given quarter. Exploration costs associated with investigating properties is not deferred but rather is expensed as incurred.

Liquidity

Because the Company does not currently derive any production revenue from operations, its ability to conduct exploration and development on its properties is largely based upon its ability to raise capital by equity funding. Throughout the year, the Company raised $2,250,000 by issuing 1,477,050 shares in privately placed tranches with Mr. Sinclair, Chairman and CEO of the Company.

As of August 31, 2004 the Company’s working capital was $1,918,901 as compared to $2,092,912 on August 31, 2003.  The Company feels confident that it will continue to be able to raise capital through private placements with the Company’s Chairman and CEO at an anticipated rate of $125,000 per month. Also, as the Company’s mineral properties advance under various exploration agreements, rental payment accruals could increasingly play a role in funding exploration activities for our own account.

The following table sets out the Company’s known contractual obligations as of the latest fiscal year end:

Contractual Obligations	Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Mwanza Office Lease(1)	US$12,000	US$1,000/mo	Nil	Nil	Nil
Dar es Salaam Office Lease(2)	US$5,760	US$480/mo	Nil	Nil	Nil
Vancouver Office Lease(3)	CDN$20,400	CDN$1,700/mo	Nil	Nil	Nil
Field Staff House Lease(4)	US$4,800	US$400/mo	Nil	Nil	Nil

(1)

Renewable annually in October, 2005.

(2)

Renewable annually in January, 2005.

(3)

Expires on May 31, 2005.

(4)

Renewable annually in July, 2005.

Capital Resources

The Company has purchased a drill rig and has made an initial payment of $482,069.  In addition, the Company will pay Rand 1,435,950 to complete the purchase which at a conversion rate of .20966 amounts to $301,061.

The Company acquires gold or other precious metal concessions through its own efforts or through the efforts of its subsidiaries.  All of the Company’s concessions are located in Tanzania.

For each concession granted in Tanzania under a prospecting or a reconnaissance license, the Company is required to carry out a minimum amount of exploration work before a mining license can be granted for further development. There are no set work requirements to keep the concessions in good standing A prospecting license is issued for a period of up to three years and renewable two times for a period up to two years each.  At each renewal at least 50% of the area is relinquished. However, in some cases we re-apply for the licenses through subsidiary companies.  A reconnaissance license is issued for one year and renewed for a period not exceeding a year.  All prospecting licenses are granted subject to an annual rental fee of not more than U.S. $30 per square kilometer payable to the government of Tanzania, a minimum exploration work commitment, and employment and training of Tanzanians. In addition, the government of Tanzania imposes a royalty on the gross value of all production at the rate of 3% of all gold produced.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Transactions with Related parties

During the year ended August 31, 2004, $22,435 was paid or payable by the Company to existing directors and a former director for consulting fees. Directors were paid $88,470 in fees. The Company expects to continue paying directors’ fees at a similar level.

Fourth Quarter

Net loss for the fourth quarter was $320,487 versus $1,484,551 for the same period in the previous year.  The reduction in loss was primarily due to a one time write-off of mineral properties that incurred in 2003 in the amount of $1,031,436.

During the fourth quarter, the Company paid $482,069 toward the purchase of a new drill rig. The Company is actively seeking financing for the balance of the purchase ($301,061).

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies which affect the August 31, 2004 consolidated financial statements.

Critical Accounting Estimates

Mineral property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold, abandoned or management determines that the mineral property is not economically viable, at which time unrecoverable deferred costs are written off.

A write-down may be warranted in situations where a property is to be sold or abandoned; exploration activity ceases on a property due to unsatisfactory exploration results or insufficient available funding; unfavourable changes occur in the property or project economics; an inability to access the site arises; environmental restrictions are placed on development; or political instability occurs.  Management is required to make estimates involving these factors to determine if an impairment or write-down of mineral properties is required as at any point in time.  Write-downs of mineral properties may occur in the future due to changes in events or circumstances such as those noted above and any changes to estimates embedded in impairment reviews.

Disclosure of Outstanding Share Data

As at the date of this MD&A, there were 82,986,098 common shares outstanding. In addition, there were 515,000 director and employee stock options outstanding at an average weighted price of $0.76. The Company has no share purchase warrants outstanding.

Financial Instruments and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, short-term investments, other receivables and accounts payable and accrued liabilities.  The fair value of the Company’s financial assets and liabilities is estimated to approximate their carrying value.

Risk Factors

The Company is subject to a number of extraneous risk factors over which it has no control. These factors are common to most exploration companies and include, among others: project ownership and exploration risk, depressed equity markets and related financing risk, commodity price risk, fluctuating exchange rates, environmental risk,

insurance risk and sovereign risk.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management’s Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risk set above.

Additional Information

Additional information about the company and its business activities is available on SEDAR at www.sedar.com.

FORM 52-109FT2

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, James E. Sinclair, Chairman and Chief Executive Officer of Tan Range Exploration Corporation certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tan Range Exploration Corporation, (the “issuer”) for the annual period ending August 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

 December 22, 2004

“James E. Sinclair”

James E. Sinclair, Chairman and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF ANNUAL FILINGS DURING TRANSITION PERIOD

I, Victoria M. Luis, Chief Financial Officer of Tan Range Exploration Corporation certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Tan Range Exploration Corporation, (the “issuer”) for the annual period ending August 31, 2004;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date:

December 22, 2004

“Victoria M. Luis”

Victoria M. Luis, Chief Financial Officer